                                                                      Exhibit 28

    PRESS  RELEASE                                     FOR  IMMEDIATE  RELEASE
===============================================================================
    COLE NATIONAL CORPORATION                       Listed on New York Exchange
         5915 Landerbrook Drive                     Symbol "CNJ"
         Cleveland, Ohio  44124                     Contact:  Joseph  Gaglioti
         (216) 449-4100

                      COLE NATIONAL TO ACQUIRE PEARLE, INC.

                  Cleveland, Ohio, September 25, 1996 -- Cole National Corporation (NYSE:CNJ) announced that it has agreed to purchase the stock and certain assets of Pearle, Inc., an optical retailer, from The Pillsbury Company, a subsidiary of Grand Metropolitan PLC. In a related transaction, Cole National has agreed to sell Pearle's European business, operated through a Dutch company known as Pearle B.V., to a company organized by HAL Investments B.V., a Rotterdam-based investment group, together with certain members of the Pearle B.V. management team. Cole National will retain a minority interest in the European operations. The acquisition, which is expected to be completed during Cole National's fourth quarter, is subject to customary closing conditions, including regulatory approvals and financing.

                  The Pearle system includes 692 retail locations in North America, including 343 company-owned stores and 349 franchised locations in 43 states, Canada, Puerto Rico and the U.S. Virgin Islands, as well as 183 locations in The Netherlands and Belgium operated by Pearle B.V. Cole National, through its subsidiary Cole Vision Corporation, currently operates more than 1,000 optical retail locations, primarily in host stores, under the names "Sears Optical," "Montgomery Ward Vision Center," "BJ's Optical" and "Target Optical." The acquisition of Pearle would allow Cole National Corporation to become a branded name optical retailer.

                  The Company expects to maintain the well-known Pearle Vision(TM) name and to keep the Pearle retail system separate from the existing Cole Vision operations. "The acquisition of Pearle adds a well-known brand name to our optical business," said Jeffrey A. Cole, Chairman and Chief Executive Officer of Cole National Corporation. "We are delighted to have the opportunity to become associated with the professionals of the Pearle system. I have the greatest respect for Dr. Stanley Pearle, the founder of Pearle, Inc., and the quality eye care that his name stands for. We also look forward to building a constructive and mutually satisfying relationship with Pearle's franchisees."

                  Brian Smith, President and Chief Operating Officer of Cole National Corporation, said that "The acquisition of Pearle represents a significant repositioning of our company. It provides us access to a more upscale, fashion conscious customer base, and dramatically expands our optical operations beyond our traditional leased department format. As a result of this acquisition, we believe that we will establish Cole National as a leading provider of eyewear to all segments of the optical retail market. We also hope the addition of the 692 Pearle locations to our existing 1,500 location eye care network will make our network more attractive as a managed vision care provider to HMOs and other organizations."

                  Cole National will pay an aggregate of approximately $165 million for its acquisition of Pearle, Inc. and minority investment in Pearle's European operations. The Company expects to finance the acquisition through available cash resources and by the private issuance of up to $150 million of subordinated debt by the Company's wholly-owned subsidiary, Cole National Group, Inc. Such securities will not be registered under the Securities Act of 1933 or any state securities laws and accordingly cannot be offered or sold without registration or applicable exemption from registration under federal and applicable state securities laws.

                  The combination is expected to bring Cole National's annual revenues to more than $900 million. "We expect the acquisition of Pearle will be accretive to our earnings starting in our next fiscal year," said Mr. Cole. "We believe that we can, by working with Pearle's employees and franchisees, build the Pearle system into an excellent complement to our existing operations."

                  "Grand Metropolitan has indicated for some time that Pearle was not a good long-term fit with its business strategy. We've been consistently building strength in our optical management team to be prepared for significant growth and believe that we are well-positioned to rebuild Pearle and its franchise organization," said Mr. Smith. "This acquisition will allow us to better serve the growing number of Americans who, as the population continues to age, will need vision products.

                  Cole National, headquartered in Cleveland, Ohio, also operates more than 780 personalization gift stores in enclosed malls through its Things Remembered, Inc. subsidiary and more than 500 personalization gift centers in host store environments through its subsidiary Cole Gift Centers, Inc.

                  The expectations, beliefs and other non-historical statements contained in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially due to a variety of factors that affect the Company, including the risks associated with acquiring Pearle, such as uncertainties relating to its franchise operations, the ability of the Company's management to achieve the expected operational efficiencies from the combined companies and unforeseen difficulties arising from the acquisition, the uncertainties associated with the proposed financing, such as market conditions, interest rates and other factors affecting the terms or availability of such financing, and factors that can adversely affect the Company's operating results, liquidity and financial condition such as the Company's ability to select and stock merchandise attractive to customers, general economic cycles affecting consumer spending, weather factors affecting retail operations, its quality controls in optical manufacturing and engraving, operating factors affecting customer satisfaction, the Company's relationships with its host stores, the mix of goods sold, pricing and other competitive factors, and the seasonality of the Company's business.